Atlassian Announces First Quarter Fiscal Year 2021 Results

Quarterly revenue of $459.5 million, growth of 26% year-over-year
Quarterly IFRS operating margin of 3% and non-IFRS operating margin of 23%
Quarterly cash flow from operations of $79.5 million and free cash flow of $60.6 million

SAN FRANCISCO (October 29, 2020) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its first quarter of fiscal year 2021 ended September 30, 2020 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We drove strong results in Q1, generating $460 million in revenue, growth of 26% from the prior year,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “We also added more than 8,600 net new customers during the quarter, and now serve over 182,000 customers, including more than 160,000 using our cloud products, as we take the next step in our journey to transform Atlassian into a cloud-first global software leader.”

“We continued to build momentum in the cloud, and delivered increased value to our customers,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “We are laser focused on delivering the best experience to customers in the cloud by building powerful new editions like Cloud Premium and Cloud Enterprise, scaling products like Atlassian Access, and cementing partnerships with best-of-breed SaaS providers such as Slack.”

First Quarter Fiscal Year 2021 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $459.5 million for the first quarter of fiscal year 2021, growth of 26% from $363.4 million for the first quarter of fiscal year 2020.
•Operating Income (Loss) and Operating Margin: Operating income was $11.9 million for the first quarter of fiscal year 2021, compared with an operating loss of $4.6 million for the first quarter of fiscal year 2020. Operating margin was 3% for the first quarter of fiscal year 2021, compared with (1)% for the first quarter of fiscal year 2020.
•Net Income (Loss) and Net Income (Loss) Per Diluted Share: Net loss was $21.6 million for the first quarter of fiscal year 2021, compared with net income of $69.3 million for the first quarter of fiscal year 2020. Net loss per diluted share was $0.09 for the first quarter of fiscal year 2021, compared with net income per diluted share of $0.28 for the first quarter of fiscal year 2020.
Net loss for the first quarter of fiscal year 2021 included a non-cash charge recorded in “other non-operating income (expense), net” of $27.5 million, compared with a non-cash gain of $82.1 million in the first quarter of fiscal year 2020, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and related capped calls.
•Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the first quarter of fiscal year 2021 totaled $2.2 billion.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $105.4 million for the first quarter of fiscal year 2021, compared with operating income of $85.0 million for the first quarter of fiscal year 2020. Operating margin was 23% for the first quarter of each of fiscal year 2021 and 2020.
•Net Income and Net Income Per Diluted Share: Net income was $76.8 million for the first quarter of fiscal year 2021, compared with net income of $70.0 million for the first quarter of fiscal year 2020. Net income per diluted share was $0.30 for the first quarter of fiscal year 2021, compared with net income per diluted share of $0.28 for the first quarter of fiscal year 2020.
•Free Cash Flow: Cash flow from operations was $79.5 million and free cash flow was $60.6 million for the first quarter of fiscal year 2021. Free cash flow margin for the first quarter of fiscal year 2021 was 13%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Trello Achieves FedRAMP Authorization: In October, Atlassian announced its cloud-based work management solution, Trello Enterprise, had achieved Federal Risk and Authorization Management Program (FedRAMP) Tailored Authorization. U.S. federal government agencies and other organizations can now select Trello Enterprise to modernize their workstreams with the added confidence that FedRAMP authorization certifies cloud-based products to meet stringent security and risk assessment standards. For more information, visit trello.com.
•Atlassian Ventures: In September, Atlassian announced the launch of Atlassian Ventures, a $50 million fund focused on strengthening its ecosystem. The fund will fuel early-stage companies building cloud apps for the Atlassian Marketplace, accelerate the growth of more established partners like InVision and Process Street, just as our investments helped do with Zoom and Slack, and support members of the Atlassian Partner Program focused on the cloud. Atlassian Ventures recent investments include: Hipporello, a power-up that turns Trello into a service desk; Meetical, a meeting notes and calendaring extension for Confluence; and Split.io, a feature flagging and analytics platform. For more information, visit atlassian.com/ventures.
•Customer Growth: Atlassian ended the first quarter of fiscal year 2021 with a total customer count, on an active subscription or maintenance agreement basis, of 182,717. Atlassian added 8,620 net new customers during the quarter.
•Chief Administrative Officer: Atlassian promoted Erika Fisher as its new Chief Administrative Officer and General Counsel. Erika joined Atlassian in 2016, serving in multiple roles including legal counsel, privacy and product counsel and Head of Privacy before being named General Counsel in July 2019. As Chief Administrative Officer and General Counsel, Erika will continue to lead the legal and risk teams at Atlassian, and also assume responsibility for the global people organization.
•Credit Facilities: Atlassian also announced today it successfully closed a $1 billion five-year senior unsecured delayed draw term loan and a $500 million five-year senior unsecured revolving credit facility. These transactions further strengthen Atlassian’s financial foundation and provide the company with additional flexibility with regard to its existing capital structure.
Atlassian will hold an Investor Day on Tuesday, November 17, 2020. Atlassian executives presenting include: Scott Farquhar, co-founder and co-CEO; Mike Cannon-Brookes, co-founder and co-CEO; James Beer, CFO; and Cameron Deatsch, Chief Revenue Officer. Atlassian’s Investor Day will be webcast live on Tuesday, November 17, 2020, starting at 2:00 p.m. (PT). The webcast will be available on Atlassian’s Investor Relations website at: https://investors.atlassian.com.
Financial Targets:
Atlassian is providing its financial targets for the second quarter of fiscal year 2021. The company’s financial targets are as follows:
Second Quarter Fiscal Year 2021:
•Total revenue is expected to be in the range of $460 million to $475 million.
•Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.
•Operating margin is expected to be approximately 1% on an IFRS basis and approximately 24% on a non-IFRS basis.
•Net income (loss) per diluted share is expected to be in the range of ($0.01) to $0.01 on an IFRS basis, and net income per diluted share is expected to be in the range of $0.30 to $0.32 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 249 million to 251 million shares when calculating diluted IFRS net loss per share and in the range of 254 million to 256 million shares when calculating diluted IFRS and non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s first quarter fiscal year 2021 shareholder letter dated October 29, 2020.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, October 29, 2020 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 8257266). International callers, please dial 1-416-621-4642 (access code 8257266).
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 182,000 customers, across large and small organizations - including Honeywell, Dropbox, Bank of America, Redfin, Verizon, and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam & Matt Sonefeldt
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, venture investments, outlook, credit facilities, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
•The related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Purchase of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2020	2019
Revenues:
Subscription	$277,964	$201,095
Maintenance	127,694	110,071
Perpetual license	22,137	24,744
Other	31,711	27,480
Total revenues	459,506	363,390
Cost of revenues (1) (2)	73,684	62,279
Gross profit	385,822	301,111
Operating expenses:
Research and development (1) (2)	232,235	175,882
Marketing and sales (1) (2)	70,286	68,043
General and administrative (1)	71,369	61,741
Total operating expenses	373,890	305,666
Operating income (loss)	11,932	(4,555)
Other non-operating income (expense), net	(26,271)	82,235
Finance income	2,590	9,112
Finance costs	(12,575)	(12,327)
Income (loss) before income tax benefit (expense)	(24,324)	74,465
Income tax benefit (expense)	2,770	(5,145)
Net income (loss)	$(21,554)	$69,320
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.09)	$0.29
Diluted	$(0.09)	$0.28
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	248,015	242,791
Diluted	248,015	250,883
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended September 30,
	2020	2019
Cost of revenues	$5,256	$4,712
Research and development	61,451	48,939
Marketing and sales	6,784	10,631
General and administrative	12,240	13,014

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30,
	2020	2019
Cost of revenues	$5,419	$8,488
Research and development	41	41
Marketing and sales	2,299	3,686

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	September 30, 2020	June 30, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,560,262	$1,479,969
Short-term investments	624,158	676,072
Trade receivables	120,296	112,019
Tax receivables	2,767	1,509
Derivative assets	316,548	327,487
Prepaid expenses and other current assets	55,576	46,730
Total current assets	2,679,607	2,643,786
Non-current assets:
Property and equipment, net	100,393	97,648
Deferred tax assets	52,498	35,351
Goodwill	675,104	645,140
Intangible assets, net	131,530	129,690
Right-of-use assets, net	212,242	217,683
Other non-current assets	186,774	124,774
Total non-current assets	1,358,541	1,250,286
Total assets	$4,038,148	$3,894,072
Liabilities
Current liabilities:
Trade and other payables	$155,784	$202,570
Tax liabilities	29,334	19,583
Provisions	17,472	14,291
Deferred revenue	602,265	573,813
Lease obligations	37,511	34,743
Derivative liabilities	1,299,086	1,284,596
Current portion of exchangeable senior notes, net	898,352	889,183
Total current liabilities	3,039,804	3,018,779
Non-current liabilities:
Deferred tax liabilities	48,783	31,304
Provisions	11,121	9,493
Deferred revenue	22,676	27,192
Lease obligations	222,651	229,825
Other non-current liabilities	4,669	2,173
Total non-current liabilities	309,900	299,987
Total liabilities	3,349,704	3,318,766
Equity
Share capital	24,864	24,744
Share premium	460,785	459,892
Other capital reserves	1,216,668	1,130,918
Other components of equity	124,073	76,144
Accumulated deficit	(1,137,946)	(1,116,392)
Total equity	688,444	575,306
Total liabilities and equity	$4,038,148	$3,894,072

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2020	2019
Operating activities
Income (loss) before income tax benefit (expense)	$(24,324)	$74,465
Adjustments to reconcile income (loss) before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	13,411	16,657
Depreciation of right-of-use assets	9,214	8,358
Loss (gain) on sale of investments, disposal of assets and other	248	(47)
Net unrealized foreign currency loss (gain)	5,567	(2,237)
Share-based payment expense	85,731	77,296
Net unrealized loss (gain) on exchange derivative and capped call transactions	27,496	(82,103)
Amortization of debt discount and issuance cost	9,173	8,742
Interest income	(2,590)	(9,112)
Interest expense	3,402	3,583
Changes in assets and liabilities:
Trade receivables	(8,378)	(16,837)
Prepaid expenses and other assets	(11,418)	(8,597)
Trade and other payables, provisions and other non-current liabilities	(47,384)	(31,829)
Deferred revenue	22,636	31,556
Interest received	4,156	8,679
Income tax paid, net	(7,475)	(2,383)
Net cash provided by operating activities	79,465	76,191
Investing activities
Business combinations, net of cash acquired	(32,464)	(815)
Purchases of property and equipment	(7,817)	(6,113)
Purchases of investments	(33,252)	(323,756)
Proceeds from maturities of investments	74,677	122,449
Proceeds from sales of investments	7,087	59,019
Payment of deferred consideration	(185)	—
Net cash provided by (used in) investing activities	8,046	(149,216)
Financing activities
Proceeds from exercise of share options	922	655
Payments of lease obligations	(11,096)	(7,670)
Repayment of exchangeable senior notes	(8)	—
Net cash used in financing activities	(10,182)	(7,015)
Effect of exchange rate changes on cash and cash equivalents	2,964	(1,210)
Net increase (decrease) in cash and cash equivalents	80,293	(81,250)
Cash and cash equivalents at beginning of period	1,479,969	1,268,441
Cash and cash equivalents at end of period	$1,560,262	$1,187,191

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2020	2019
Gross profit
IFRS gross profit	$385,822	$301,111
Plus: Share-based payment expense	5,256	4,712
Plus: Amortization of acquired intangible assets	5,419	8,488
Non-IFRS gross profit	$396,497	$314,311
Operating income
IFRS operating income (loss)	$11,932	$(4,555)
Plus: Share-based payment expense	85,731	77,296
Plus: Amortization of acquired intangible assets	7,759	12,215
Non-IFRS operating income	$105,422	$84,956
Net income
IFRS net income (loss)	$(21,554)	$69,320
Plus: Share-based payment expense	85,731	77,296
Plus: Amortization of acquired intangible assets	7,759	12,215
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	36,669	(73,361)
Less: Income tax effects and adjustments	(31,834)	(15,463)
Non-IFRS net income	$76,771	$70,007
Net income per share
IFRS net income (loss) per share - diluted	$(0.09)	$0.28
Plus: Share-based payment expense	0.34	0.31
Plus: Amortization of acquired intangible assets	0.03	0.05
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.15	(0.29)
Less: Income tax effects and adjustments	(0.13)	(0.07)
Non-IFRS net income per share - diluted	$0.30	$0.28
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	248,015	250,883
Plus: Dilution from share options and RSUs (1)	5,521	—
Weighted-average shares used in computing diluted non-IFRS net income per share	253,536	250,883
Free cash flow
IFRS net cash provided by operating activities	$79,465	$76,191
Less: Capital expenditures	(7,817)	(6,113)
Less: Payments of lease obligations	(11,096)	(7,670)
Free cash flow	$60,552	$62,408

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2020 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending December 31, 2020
Revenue	$460 million to $475 million

IFRS gross margin	83%
Plus: Share-based payment expense	2
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	86%

IFRS operating margin	1%
Plus: Share-based payment expense	21
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	24%

IFRS net income (loss) per share - diluted	($0.01) to $0.01
Plus: Share-based payment expense	0.40
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04
Less: Income tax effects and adjustments	(0.16)
Non-IFRS net income per share - diluted	$0.30 to $0.32

Weighted-average shares used in computing diluted IFRS net loss per share	249 million to 251 million
Dilution from share options and RSUs (1)	5 million
Weighted-average shares used in computing diluted IFRS and non-IFRS net income per share	254 million to 256 million

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending December 31, 2020.